UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.  )*

QuantaSing Group Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

74767N107**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
⌧	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	This CUSIP number applies to the American Depositary Shares (“ADSs”) of QuantaSing Group Limited (the “Issuer”). Each ADS represents three Class A ordinary shares, par value US$0.0001 per share, of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767N107**	13G	Page 2 of 13 Pages

1	Names of Reporting Persons Rui Zhang

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 23,323,579 Class A ordinary shares (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 23,323,579 Class A ordinary shares (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,323,579 Class A ordinary shares (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 13.8% (2)

12	Type of Reporting Person IN

(1)	Represents ownership of (i) 3,353,727 Class A ordinary shares held in the form of 1,117,909 ADSs and 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, (ii) 706,242 Class A ordinary shares held in the form of 235,414 ADSs and 2,475,000 Class A ordinary shares directly held by K2 Evergreen Partners Limited, and (iii) 1,117,911 Class A ordinary shares held in the form of 372,637 ADSs and 3,917,675 Class A ordinary shares directly held by K2 Family Partners Limited, as further disclosed in Item 4.

(2)	The percentage is based upon 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107**	13G	Page 3 of 13 Pages

1	Names of Reporting Persons KPartners Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 23,323,579 Class A ordinary shares (3)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 23,323,579 Class A ordinary shares (3)

		8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,323,579 Class A ordinary shares (3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 13.8% (4)

12	Type of Reporting Person CO

(3)	Represents ownership of (i) 3,353,727 Class A ordinary shares held in the form of 1,117,909 ADSs and 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, (ii) 706,242 Class A ordinary shares held in the form of 235,414 ADSs and 2,475,000 Class A ordinary shares directly held by K2 Evergreen Partners Limited, and (iii) 1,117,911 Class A ordinary shares held in the form of 372,637 ADSs and 3,917,675 Class A ordinary shares directly held by K2 Family Partners Limited, as further disclosed in Item 4.

(4)	The percentage is based upon 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107**	13G	Page 4 of 13 Pages

1	Names of Reporting Persons K2 Partners III GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 15,106,751 Class A ordinary shares (5)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 15,106,751 Class A ordinary shares (5)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,106,751 Class A ordinary shares (5)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.9% (6)

12	Type of Reporting Person CO

(5)	Represents ownership of (i) 3,353,727 Class A ordinary shares held in the form of 1,117,909 ADSs, and (ii) 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, as further disclosed in Item 4.

(6)	The percentage is based upon 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107**	13G	Page 5 of 13 Pages

1	Names of Reporting Persons K2 Partners III GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 15,106,751 Class A ordinary shares (7)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 15,106,751 Class A ordinary shares (7)

		8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,106,751 Class A ordinary shares (7)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.9% (8)

12	Type of Reporting Person PN

(7)	Represents ownership of (i) 3,353,727 Class A ordinary shares held in the form of 1,117,909 ADSs, and (ii) 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, as further disclosed in Item 4.

(8)	The percentage is based upon 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107**	13G	Page 6 of 13 Pages

1	Names of Reporting Persons K2 Partners III L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 15,106,751 Class A ordinary shares (9)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 15,106,751 Class A ordinary shares (9)

		8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,106,751 Class A ordinary shares (9)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.9% (10)

12	Type of Reporting Person PN

(9)	Represents ownership of (i) 3,353,727 Class A ordinary shares held in the form of 1,117,909 ADSs, and (ii) 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, as further disclosed in Item 4.

(10)	The percentage is based upon 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107**	13G	Page 7 of 13 Pages

1	Names of Reporting Persons K2 Partners III Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 15,106,751 Class A ordinary shares (11)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 15,106,751 Class A ordinary shares (11)

		8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,106,751 Class A ordinary shares (11)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.9% (12)

12	Type of Reporting Person CO

(11)	Represents ownership of (i) 3,353,727 Class A ordinary shares held in the form of 1,117,909 ADSs, and (ii) 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, as further disclosed in Item 4.

(12)	The percentage is based upon 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107**	13G	Page 8 of 13 Pages

Item 1(a).	Name of Issuer: QuantaSing Group Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2/F, Building D, Ronsin Technology Center Chaoyang District Beijing 100102 People’s Republic of China
Item 2(a).

Name of Person Filing:
This Schedule 13G is being jointly filed by:

Rui Zhang,

KPartners Limited,

K2 Partners III GP, LLC,

K2 Partners III GP, L.P.,

K2 Partners III L.P., and

K2 Partners III Limited

(collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
The address for KPartners Limited, K2 Partners III GP, LLC, K2 Partners III GP, L.P. and K2 Partners III L.P. is Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. The address for K2 Partners III Limited is Room C, 20/F., Lucky Plaza, 315-321 Lockhart Road, Wanchai, Hong Kong.
Item 2(c).	Citizenship:

Rui Zhang	A Singapore Citizen
KPartners Limited	Cayman Islands limited company
K2 Partners III GP, LLC	Cayman Islands limited company
K2 Partners III GP, L.P.	Cayman Islands exempted limited partnership
K2 Partners III L.P.	Cayman Islands exempted limited partnership
K2 Partners III Limited	Hong Kong limited company

Item 2(d).	Title of Class of Securities: Class A ordinary shares, par value US$0.0001 per share
Item 2(e).	CUSIP No.: 74767N107. This CUSIP number applies to the ADSs of the Issuer. Each ADSs represents three Class A ordinary shares.

Item 3.	Not Applicable.

CUSIP No. 74767N107**	13G	Page 9 of 13 Pages

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G was provided as of December 31, 2023.

Reporting Persons	Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Rui Zhang	23,323,579	(2)	23,323,579	0	23,323,579	0	23,323,579	13.8%

KPartners Limited	23,323,579	(2)	23,323,579	0	23,323,579	0	23,323,579	13.8%

K2 Partners III GP, LLC	15,106,751	(3)	15,106,751	0	15,106,751	0	15,106,751	8.9%

K2 Partners III GP, L.P.	15,106,751	(3)	15,106,751	0	15,106,751	0	15,106,751	8.9%
K2 Partners III L.P.	15,106,751	(3)	15,106,751	0	15,106,751	0	15,106,751	8.9%

K2 Partners III Limited	15,106,751	(3)	15,106,751	0	15,106,751	0	15,106,751	8.9%

(1)	Calculation is based on 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Represents ownership of (i) 706,242 Class A ordinary shares in the form of 235,414 ADSs and 2,475,000 Class A ordinary shares held by K2 Evergreen Partners Limited, a company incorporated in Hong Kong, which is wholly-owned by K2 Evergreen Partners L.P., the general partner of which is K2 Evergreen Partners LLC; (ii) 1,117,911 Class A ordinary shares in the form of 372,637 ADSs and 3,917,675 Class A ordinary shares held by K2 Family Partners Limited, a company incorporated in Hong Kong, which is wholly-owned by K2 Family Partners L.P. The general partner of K2 Family Partners L.P. is K2 Family Partners GP, L.P., the general partner of which is K2 Family Partners GP, LLC; and (iii) 3,353,727 Class A ordinary shares in the form of 1,117,909 ADSs and 11,753,024 Class A ordinary shares held by K2 Partners III Limited, a company incorporated in Hong Kong, which is wholly-owned by K2 Partners III L.P. The general partner of K2 Partners III L.P. is K2 Partners III GP, L.P., the general partner of which is K2 Partners III GP, LLC. K2 Evergreen Partners LLC, K2 Family Partners GP, LLC and K2 Partners III GP, LLC are all controlled by KPartners Limited. Rui Zhang is the controlling shareholder of KPartners Limited.

(3)	Represents ownership of 3,353,727 Class A ordinary shares in the form of 1,117,909 ADSs and 11,753,024 Class A ordinary shares held by K2 Partners III Limited.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

CUSIP No. 74767N107**	13G	Page 10 of 13 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

CUSIP No. 74767N107**	13G	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024

Rui Zhang

/s/ Rui Zhang

KPartners Limited

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: Director

K2 Partners III GP, LLC

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: Director

CUSIP No. 74767N107**	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024

K2 Partners III GP, L.P.

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: Director, for and on behalf of
K2 Partners III GP, LLC, General Partner

K2 Partners III L.P.

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: For and on behalf of K2 Partners III GP, L.P., General Partner,
Director of, and for and on behalf of, K2 Partners III GP, LLC, Sole General Partner of, and for and on behalf of, K2 Partners III GP, L.P.

K2 Partners III Limited

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: Director

CUSIP No. 74767N107**	13G	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement